September 17, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Comcast Corporation Form 10-K for the fiscal year ended December 31, 2012 Filed February 21, 2013 Response dated July 18, 2013 File No. 1-32871

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated September 4, 2013, relating to the review of our Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).  For your convenience, we have reproduced the Staff’s comments preceding our responses below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Introduction and Overview, page 44

1.
We note your response to comment no. 1.  Please tell us, with a view towards disclosure in future filings, whether the change in consumer behavior within the cable industry known as “cord cutting” has contributed in a significant way to the decline in video customers you continue to experience.  Further, tell us if customer cord cutting has resulted in significant cost increases in providing internet services to your customers, and if so, any significant losses of customers.  Please outline the steps management is taking or planning to take to address any negative trends.

Response

While it is not always possible to determine the precise reason a customer may terminate video services, based on industry reports and the results of our own surveys, we do not believe that to date “cord cutting,” where a person no longer subscribes to any pay-TV service, has had a significant impact on our number of video customer losses or on our results of operations.  In fact, we believe most of our video customer net losses stem from the primary sources of competition we have identified on page 12 of the 2012 Form 10-K, namely from our phone and satellite company competitors.

Securities and Exchange Commission	September 17, 2013

Consumers are viewing greater amounts of video content on the Internet through streaming or downloading services such as Netflix and iTunes.  Increased video consumption on the Internet has not had a significant impact on our costs of operations for our high-speed Internet services, although it does require that we continue to invest in our network infrastructure and customer premises equipment to support increased demand for bandwidth and higher Internet speeds.  We have always invested in capital to maintain and grow our businesses, although our capital expenditures as a percentage of revenue have remained relatively flat in recent years.  Disclosures regarding our capital expenditures are set forth on page 64 of the MD&A in the 2012 Form 10-K.  Also, we have been gaining a significant number of high-speed Internet customers each quarter, and we believe that any increased viewing of video content on the Internet would result in additional, not fewer, high-speed Internet customers.

We currently provide a description of the competition facing our businesses on page 48 of the MD&A in the 2012 Form 10-K, and highlight certain steps management is taking to compete effectively on page 5 of the 2012 Form 10-K in the Business section under Cable Communications Segment – Technology.  However, we undertake to provide a summary of the foregoing and any other relevant considerations in the overview section of our MD&A in our future Forms 10-Q and 10-K.

Cable Communications Segment – Revenue, page 50

2.
We note your response to comment no. 3.  We also note the quantitative changes you made to the Results of Operations discussion of the MD&A in the recently filed Form 10-Q for the periods ending June 30, 2013.  Please consider providing further insight into the underlying business drivers or conditions that contributed to the changes and describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Response

As noted above, and as we discussed by telephone on September 11, 2013, we believe that our Form 10-Q appropriately disclosed the current underlying business drivers and conditions that contributed to changes in our operating results.  We will continue to provide, and will consider providing additional, insight into underlying business drivers or conditions that contributed to the changes in our operating results.  For example, we will state in future filings, as noted in our response to Question 1 above, that our video customer losses were primarily the result of competitive pressures from our phone and satellite competitors and rate increases (assuming the facts remain the same).  We also undertake to describe, to the extent they exist, any known trends or uncertainties that we believe are reasonably likely to occur and would have a material impact on our results of operations or financial condition.

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Securities and Exchange Commission	September 17, 2013

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Sincerely, /s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Chief Accounting Officer and Controller Comcast Corporation

cc:
Brian L. Roberts, Chairman of the Board and Chief Executive Officer
Michael J. Angelakis, Chief Financial Officer
Arthur R. Block, Senior Vice President, General Counsel and Secretary
J. Michael Cook, Director and Chairman of Audit Committee
Bruce K. Dallas, Davis Polk & Wardwell LLP
Michael Titta, Deloitte & Touche LLP

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